

Mail Stop 3561

November 18, 2015

Philip S. Devine
Chief Financial Officer
Odyssey Marine Exploration, Inc.
5215 W. Laurel Street
Tampa, Florida 33607

   Re: **Odyssey Marine Exploration, Inc.**
     Form 10-K for the Year Ended December 31, 2014
     Filed March 16, 2015
     File No. 001-31895

Dear Mr. Devine:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Melissa Raminpour

             Melissa Raminpour
             Branch Chief
             Office of Transportation and Leisure